October 12, 2006

VIA EDGAR, FEDERAL EXPRESS AND FAX (202) 772-9209
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:              Ms. Linda VanDoorn

Re:	Trammell Crow Company
Form 10-K for the Fiscal Year ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 001-13531

Dear Ms. VanDoorn:

In regard to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in a comment letter dated October 5, 2006 (the “Comment Letter”), Trammell Crow Company (the “Company”) respectfully submits the following responses.  For your convenience, we have repeated each comment of the Staff exactly as it appears in the Comment Letter and provided a response below each comment.

Form 10-K

Item 9A — Controls and Procedures, page 40

Disclosure Controls and Procedures, page 40

1.                                      We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective.  Reference is being made to the second paragraph on page F-28.  Clarify to us how the fact that the company did not include the financial statements required by Rule 3-09 of Regulation S-X for its 19.6% interest in Savills effects the conclusion that the company’s disclosure controls and procedures were effective December 31, 2005.

Response:  The filing of the Savills financial statements mandated by Rule 3-09 of Regulation S-X was required to be made on or before June 29, 2006.  At the time of the filing of our 2005 Form 10-K on March 15, 2006, we had not yet concluded our dialogue with Savills regarding their taking the required actions to facilitate our filing of their financial statements.  As neither Savills’ cooperation nor relief from the Staff from the filing requirement was ultimately obtained, we filed a 2005 Form 10-K/A on June 29, 2006, amending Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the previously filed 2005 Form 10-K to contain certain additional disclosures concerning Savills’ results, as suggested by the Staff.  When we filed our next periodic report under the Securities Exchange Act of 1934, our Form 10-Q for the quarter ended June 30, 2006, we described in Item 4 thereof our inability to file the required financial statements and included the following language, taking into account the foregoing chronology:

Based solely on the Company’s inability to provide the financial statements of Savills described above (and no other aspects of the Company’s disclosure controls and procedures), the Chief Executive Officer and Chief Financial Officer concluded that the Company’s design and operation of the Company’s disclosure controls and procedures were ineffective in ensuring that all information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic filings or submissions with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

For so long as this issue persists, we intend to include similar language in our filings.

Financial Statements and Notes

Consolidated Statements of Income, page F-6

2.                                      Please tell us how you considered Rule 5-03 of Regulation S-X in determining to classify the gain on disposition of real estate as revenue as opposed to a component of operating income.

Response: The Company is a commercial real estate services company.  In addition to building management, brokerage and project management services provided to customers, part of the Company’s core business is development activities, including sales of consolidated real estate projects (land and/or buildings that the Company develops).  The Company’s business model for these real estate projects is (and has been for its entire public company existence) to sell them for a gain, and not to hold them to generate operating income, as a REIT would do. Rule 5-03(b)(1) notes that net sales and gross revenues should include net sales of tangible products.  As these sales relate to disposition of one of the Company’s products (real estate projects), we believe that it is appropriate to include these gains as revenue.

Note 1 — Organization and Summary of Significant Accounting Policies, page F-10

Goodwill, page F-16

3.                                      Your titling of the balance sheet line item as goodwill, net coupled with the change in accumulated amortization from 2004 to 2005 suggests that goodwill is being amortized which would be contrary to SFAS 142.  Tell us how you will revise future filings to avoid this confusion.

Response:   Upon adoption of SFAS 142 effective January 1, 2002, the Company ceased amortization of goodwill.  The small increase ($3,000) in accumulated amortization from 2004 to 2005 relates solely to the impact of foreign currency translation on a small piece of the Company’s goodwill balance.  In order to avoid this confusion, in future filings we will change the caption for goodwill on the face of the Company’s balance sheet from “Goodwill, net” to “Goodwill”.  In addition, in future filings, we will eliminate the reference to “accumulated amortization of goodwill” under the “Goodwill” discussion in Note 1 of the Company’s consolidated financial statements.  We believe this will clarify the fact that the Company no longer amortizes goodwill balances.

Intangible Assets, page F-16

4.                                      Please tell us more about the nature of the upfront cash payments made to clients and direct third party costs incurred in order to enter into new long term outsourcing contracts.  Clarify why these are considered to be contract intangibles rather than direct costs.  Further, tell us the GAAP literature you are relying on for the cost capitalization policy.  Refer to SAB Topic 13.A.3.

Response:  This matter was the subject of a comment first made in a letter from the Staff dated November 18, 2002, with respect to the Company’s Form 10-K for 2001 and its Forms 10-Q for the first two quarters of 2002.  As noted in the Company’s responsive letters to the Staff dated December 3, 2002, January 3, 2003, and January 23, 2003, the Company may make cash payments to new outsourcing customers as an incentive for customers to enter into contracts.  The Company may also pay for certain third-party costs incurred to transition a new outsourcing contract into the Company’s portfolio of services, such as consulting or legal costs related to the transfer of financial data or employees to the Company prior to the commencement of ongoing services.  The Company incurs these costs in advance of delivery of ongoing services.  These costs would not have been incurred by the Company but for the signing of the new outsourcing contract.  These outsourcing contracts are long-term in nature, typically for terms of three to five years.

The capitalization of these costs is analogous to FAS 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.  FAS 91 states that initial direct costs include (a) costs to originate a loan or lease incurred in transactions with independent third parties that (i) result directly from and are essential to acquire that loan or lease and (ii) would not have been incurred had that loan or leasing transaction not occurred and (b) certain costs directly related to specified activities performed by the creditor for that loan or the lessor for that lease.  The costs we have capitalized meet all of the above criteria with respect to obtaining a contract.

The Company has historically included these deferred direct costs in “Other assets” on its consolidated balance sheets.  In addition, the costs are disclosed with intangible assets in the footnotes to the financial statements, as they meet the definition of intangible assets under FAS 142:  “Assets (not including financial assets) that lack physical substance.” The costs are amortized over the binding term of the contract and tested for impairment when triggers for impairment exist, such as incurring losses on the underlying outsourcing contract.

TFK Retail, Ltd.

Report of Independent Registered Public Accounting Firm, page F-53

5.                                      In future filings, the accountant’s report should include the city and state where issued.

Response:   The city and state will be included in the accountant’s report in future filings.

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any further assistance, please do not hesitate to contact me at 214-863-3006.

Sincerely,

/s/ ARLIN E. GAFFNER
Arlin E. Gaffner
Chief Accounting Officer